Exhibit 99.1
B.O.S. Announces Entry into a Standby Equity Distribution Agreement and
Note Purchase Agreement

RISHON LEZION, Israel, February 6, 2014 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today announced that it has entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global. The SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $2,000,000 of the Company’s ordinary shares over a three-year commitment period. The purchase price of the ordinary shares will be at a 5% discount off the average share trading price, calculated as described in the SEDA.

From time to time, at BOS’ discretion, subject to complying with the conditions set forth in the SEDA, the Company may present YA Global with advance notices to purchase up to $500,000 of the Company’s shares as more fully described in the SEDA.

The ordinary shares to be issued to YA Global under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the SEDA.

In addition, BOS entered into a Note Purchase Agreement with YA Global (the “NPA”) under which YA Global has provided the Company with a one year bridge loan in the amount of $500,000.  The bridge loan is repayable in nine equal monthly installments commencing three months after the receipt of the loan.  The SEDA and the NPA are exhibits to the Company’s report on Form 6-K filed with U.S. Securities and Exchange Commission today.

Eyal Cohen, BOS CFO, stated: “We are very pleased with the strong support we received from YA Global.  We will use the proceeds received under both agreements to support our working capital needs and to invest in developing and expanding our product offering."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
Eyal Cohen
CFO
+972-542525925